Exhibit 21

SUBSIDIARIES OF OPKO HEALTH, INC.

NAME	JURISDICTION OF INCORPORATION
OPKO Instrumentation, LLC	Delaware
OPKO Pharmaceuticals, LLC	Delaware
Froptix LLC	Florida
Claros Diagnostics, LLC	Delaware
Vidus Ocular, Inc.	Delaware
Pharma Genexx, S.A.	Chile
Pharmacos Exakta S.A. de C.V.	Mexico
FineTech Pharmaceutical Ltd.	Israel
Farmadiet Group Holdings, Ltd	Spain
Prost-Data-Inc. (D/B/A OURLab)	Oklahoma
SciGen (Israel) Ltd.	Israel